Exhibit 99.76

Form 52-109F1 – IPO/RTO

Certification of Annual Filings Following

an Initial Public Offering, Reverse Takeover or

Becoming a Non-Venture Issuer

I, Ben Samaroo, Chief Executive Officer of WonderFi Technologies Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of WonderFi Technologies Inc. (the “issuer”) for the financial year ended September 30, 2021.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: December 17, 2021

“Ben Samaroo”
Ben Samaroo
Chief Executive Officer

NOTE TO READER

In contrast to the usual certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), namely, Form 52-109F1, this Form 52-109F1 – IPO/RTO does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 in the first financial period following

•	completion of the issuer’s initial public offering in the circumstances described in s. 4.3 of NI 52-109;
•	completion of a reverse takeover in the circumstances described in s. 4.4 of NI 52-109; or
•	the issuer becoming a non-venture issuer in the circumstances described in s. 4.5 of NI 52-109;

may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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